EXHIBIT #5

PACIFIC NORTH WEST CAPITAL CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Pacific North West Capital Corp. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Wednesday, August 20, 2008, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended April 30, 2008, and the auditors’ report thereon.
2.	To re-appoint James Stafford, Inc., Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.
3.	To approve and ratify the actions, deeds and conduct of the Directors on behalf of the Company since the date of the last annual general meeting.
4.	To set the number of Directors at four.
5.	To elect Directors for the ensuing year.
6.	To approve, by disinterested shareholders, the renewal to the Company’s 2005 Stock Option and Incentive Plan (the “2005 Plan”) which shall be limited to 10% of the issued shares of the Company.
7.	To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 28th day of July, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

President & CEO